Caldwell Sutter Capital, Inc.
(SEC ID No. 8-27639)

Annual Audit Report

September 30, 2018

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27639

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/17** (mm/dd/yy) AND ENDING **9/30/18** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caldwell Sutter Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Liberty Ship Way #3225
(No. and Street)

Sausalito	**CA**	**94965-3324**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph F. Helmer **415-962-2526**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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OATH OR AFFIRMATION

I, **Joseph F. Helmer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Caldwell Sutter Capital, Inc.**, as of **September 30, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Joseph F Helmer
Signature

President
Title

See attached certificate
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

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_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Marin_

Subscribed and sworn to (or affirmed) before me

on this __20__ day of __November__, 20 _18_,
       Date   Month   Year
by

(1) _Joseph F. Helmer_

(and (2)_____),
       Name(s) of Signer(s)


DIANA M. VICTORIA
Commission # 2113881
Notary Public - California
San Francisco County
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Description of Attached Document _Public_

Title or Type of Document: _Annual Audited Report_ Document Date: _9/30/18_

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Caldwell Sutter Capital, Inc.

September 30, 2018

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
Caldwell Sutter Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Caldwell Sutter Capital, Inc. (the "Company") as of September 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Caldwell Sutter Capital, Inc. as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wintter + Associates LLP

We have served as Caldwell Sutter Capital, Inc.'s auditor since 2009.
Walnut Creek, California
December 11, 2018

1

Caldwell Sutter Capital, Inc.

Statement of Financial Condition

September 30, 2018

Assets

Cash	$	208,756
Cash at clearing broker		524,327
Fixed income securities held		487,798
Due from clearing broker		110,710
Accounts receivable, net of $63,217 bad debt allowance		33,903
Prepaid expenses and other assets		36,394
Secured demand notes		620,000
Property and equipment, net of $70,321 accumulated depreciation and amortization		20,668
Goodwill		155,543
Total Assets	$	2,198,099

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued liabilities	$	35,002
Accrued compensation		177,322
Accrued commissions		22,928
Subordinated loan interest payable		7,167
Other interest payable		444
Margin loans		487,270
Income taxes payable		89,438
Contingent consideration		58,777
Total		878,348
Subordinated borrowings		920,000

Stockholders' Equity

Common stock (no par value;10,000,000 shares authorized;		
1,070,000 shares issued and outstanding)		9,500
Retained earnings		390,251
Total Stockholders' Equity		399,751
Total Liabilities and Stockholders' Equity	$	2,198,099

See accompanying notes.

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2018

1. **Organization**

   Caldwell Sutter Capital, Inc. (the "Company") was incorporated on February 16, 1982 as Caldwell Securities, Incorporated, and began operations on June 1, 1982. The Company changed its name to Caldwell Sutter Capital, Inc. in July 2017. The Company is currently located in Sausalito, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB") and clears its securities transactions through its correspondent broker, Wedbush Securities Inc. ("Wedbush"). The Company's primary source of revenue is providing fee-based investment advisory services and brokerage services to customers primarily in California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than three months, which are not held for sale in the ordinary course of business. There were no cash equivalents at September 30, 2018.

   Accounts Receivable
   The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer.

   Property and Equipment
   Property and equipment is carried at cost. Depreciation is calculated using the straight-line method and declining balance method over the estimated useful life of 5 years. Leasehold improvements are amortized over the life of the underlying lease.

   Investment Advisory Fees
   Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

   Investment Banking Fees
   Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees from providing financial restructuring advisory services. Investment banking fees are recorded on closing date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

   Commissions and Related Fees
   In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a trade date basis as the transaction occurs. The Company has entered into a contract with Wedbush who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions. The Company does have receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2018

2. **Significant Accounting Policies (Continued)**

Gains and Losses in Fixed Income Securities Held
The Company holds fixed income securities largely in municipal bonds in the Company's name. The Company may earn revenue based on the capital gains and losses on trades in accounts held at Wedbush. Accordingly, the Company has no direct receivables or payables from and to brokers as a result of gains and losses in these trading accounts. The Company will either receive or be required to pay the net amount of realized gains or losses, accrued interest and purchases and sales on fixed income instruments and unrealized gains or losses on positions held in trading accounts. The equity for these trades is based on the excess amount above the minimum required deposit of $100,000 that the Company has at Wedbush.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. **Income Taxes**

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2014 and 2013, respectively. Income taxes of $63,834 and 25,604 were payable at September 30, 2018. Effective January 1, 2018, the corporate tax rate changed to a flat rate of 21%. A blended tax rate of 24% was used to compute the federal income taxes for the year ended September 30, 2018. Deferred taxes were not significant at September 30, 2018.

The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. There were no uncertain tax positions at September 30, 2018.

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2018

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2018, the Company's net capital was $1,047,310 which exceeded the requirement by $947,310.

5. Property and Equipment

Automobile	$	51,192
Computers and equipment		25,187
Leasehold improvements		14,610
Total cost		90,989
Total accumulated depreciation and amortization		(70,321)
Net property and equipment	$	20,668

6. Postretirement Plan

The Company maintains a salary deferral and profit sharing plan consistent with provisions under section 401(k) of the Internal Revenue Tax Code. Under this plan, employees may make an elective deferral to reduce their taxable gross wages or a Roth contribution with after tax wages. The Company elected to contribute $16,595 in 2018 to the 401(k) Plan.

7. Margin Loan

The margin loan of $487,270 is secured by the securities owned. The interest charged is the Fed Funds rate plus 2.50% and is payable monthly. If sufficient equity is not maintained in the account, the clearing broker can initiate a margin call and can request a deposit of additional funds or securities or can sell securities. The clearing broker has the right to call the margin loan in full at any time.

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2018

8. **Related Party Transactions**

    Subordinated Borrowings

    The Company has a $120,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the Financial Industry Regulatory Authority ("FINRA") in 2014. The note expires on September 30, 2023, and is secured by a security with a market value of $707,504 at September 30, 2018. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

    The Company has a $500,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the FINRA in 2012. The note was extended during 2015 and expires on September 30, 2023, and is secured by securities with a total market value of $2,315,548 at September 30, 2018. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

    The Company has three $100,000 loans subordinated to claims of general creditors totaling $300,000. Two of the notes were approved by FINRA on July 24, 2017 and expire on July 24, 2020. One of the notes was approved by FINRA on February 14, 2018 and expires on February 14, 2021. All notes have an 8% interest rate payable monthly through the expiration of the notes.

9. **Leasing Arrangements**

    The Company conducts its operations from facilities that are leased under a three-year noncancelable operating lease expiring in March 2020. There is an option to renew the lease for an additional three years at the same terms as the present lease. Each year the rent may be increased by a ratio based on the increase in the consumer price index from the previous year. The Company leases additional space on a month-to-month basis.

    In addition, the Company has a branch location where it conducts operations from facilities that are leased under another three-year noncancelable operating lease expiring in July 2020. There is an option to renew the lease for an additional three years at an increased monthly rental.

    The following is a schedule of future minimum rental payments required under the above operating leases as of September 30, 2018:

    Year Ending September 30,

2019	$	89,421
2020		58,965
Total	$	148,386

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2018

10. Commitments

Acquisition of Wellington Securities

On October 2, 2012, the Company entered into an asset purchase agreement with Wellington Securities, Inc. ("Wellington") whereby Wellington transferred its client accounts and associates to the Company. As full consideration, the Company agreed to pay Wellington twenty-five percent of commissions and fees that the Company receives as a result of the production and services of Wellington for a period of thirty-two quarters, ending with the quarter ending December 31, 2020. Contingent consideration was estimated at fair value of $58,777 at September 30, 2018 using a discounted cash flow analysis. A gain of $5,392 was recognized as a result of this measurement. Accrued interest was $444 at September 30, 2018. As a result of the acquisition, the Company recognized goodwill of $155,543, which was not considered impaired at September 30, 2018.

11. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2018

11. **Fair Value Measurements (Continued)**

On October 2, 2012, the Company acquired Wellington Securities, Inc as mentioned in Note 10. Based on the terms of the contract, the Company is required to pay contingent consideration over 32 quarters. At acquisition, goodwill was recognized and is measured on a nonrecurring basis annually for impairment based on a discounted cash flow model. The contingent consideration liability is estimated on a recurring basis annually at the report date using the discounted cash flow model and other unobservable inputs including historical company earnings, actual payments of the consideration, retirement of certain brokers and other trends. Both goodwill and the contingent consideration liability are level 3 fair value measurements.

The table below presents the amounts of assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets at fair value measured on a nonrecurring basis:				
Goodwill	-	-	$ 155,543	$ 155,543
Assets at fair value measured on a recurring basis:				
Fixed-Income Securities	$ 487,798	-	-	$ 487,798
Liabilities at fair value measured on a recurring basis:				
Contingent consideration Wellington	-	-	$ 58,777	$ 58,777

Recurring fair value measurements using significant unobservable inputs (Level 3):

	Level 3	Total
Liabilities at fair value:		
Contingent consideration October 1, 2017	$ 83,422	$ 83,422
Payments of consideration	(19,253)	(19,253)
Acquisition gain included in other income	(5,392)	(5,392)
September 30, 2018	$ 58,777	$ 58,777

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2018

12. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

13. Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

Leases
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2019 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

Caldwell Sutter Capital, Inc.

Notes to the Financial Statements

September 30, 2018

13. Recently Issued Accounting Pronouncements (Continued)

Financial Instruments - Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

14. Subsequent Events

The Company has evaluated subsequent events through December 11, 2018, the date which the financial statements were issued.